O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
E-mail: son@stockslaw.com

File #4440

November 21, 2007
VIA EDGAR AND FACSIMILE

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention: James Giugliano, Staff Accountant

Dear Sirs:

RE:		COLUMBUS VENTURES INC. (the “Company”)
	-	File Number 000-52565
	-	Item 4.01 - Current Report on Form 8-K/A filed October 26, 2007

We write on behalf of the Company in response to your comment letter dated October 30, 2007 regarding the above-referenced Form 8-K/A filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission via the EDGAR system, an amended Current Report on Form 8-K/A (as revised, the "Amended Form 8-K"). In addition, we provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

We enclose with this letter a copy of the Amended Form 8-K, along with a redlined copy reflecting the changes from the previous filing. If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

ITEM 4.01 FORM 8-K/A FILED OCTOBER 26, 2007

1.

WITH RESPECT TO DISCLOSURE SURROUNDING DISAGREEMENTS WITH YOUR FORMER ACCOUNTANT, PLEASE EXPAND YOUR DISCLOSURE TO SPECIFICALLY STATE WHETHER DURING YOUR MOST RECENT FISCAL YEAR AND ANY SUBSEQUENT INTERIM PERIOD PRECEDING THE DATE OF RESIGNATION THERE WERE ANY DISAGREEMENTS ON ANY MATTER OF ACCOUNTING PRINCIPALES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, P.O. Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Division of Corporation Finance
Attention: James Giugliano, Staff Accountant
November 21, 2007

FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORT, AS REQUIRED BY ITEM 304(A)(1)(IV) OF REGULATION S-B.

The Company has amended Item 4.01 of the Amended Form 8-K to expand the disclosure as requested.

2.

IN CONNECTION WITH FILING A REVISED 8-K TO ADDRESS THE ABOVE COMMENT, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

The Company has obtained an updated letter from its former accountants and has included it in the Amended 8-K filing.

3.

WHEN YOU ENGAGE A NEW ACCOUNTANT, PLEASE REPORT THE ENGAGEMENT IN A NEW FORM 8- K AND COMPLY WITH THE REQUIREMENTS OF REGULATION S-B ITEM 304(A)(2). IN MAKING ANY DISCLOSURES ABOUT CONSULTATIONS WITH YOUR NEW ACCOUNTANTS, PLEASE ENSURE YOU DISCLOSE ANY CONSULTATIONS UP THROUGH THE DATE OF ENGAGEMENT.

The Company has amended Item 4.01 of the Amended Form 8-K to disclose that the Company did not consult the new accountants on matters prior to the date of its engagement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Stephen F.X. O'Neill

STEPHEN F.X. O’NEILL

SON/dml

Enclosures

cc:	Columbus Ventures Inc.
Attention: Lubow Klauser, President